                                                                   EXHIBIT 99.2

                                 GIFT INSTRUMENT
         CHARITABLE GIFT TO THE BAY STATE FEDERAL CHARITABLE FOUNDATION

           Bay State Bancorp, Inc., Brookline, Massachusetts (the "Company"), desires to make a gift of its common stock, par value $.01 per share to The Bay State Federal Savings Charitable Foundation (the "Foundation"), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between Bay State Bancorp, Inc. and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, Bay State Bancorp, Inc. now gives, transfers, and delivers to the Foundation ________________________ shares of its common stock, par value $.01 per share, or total consideration of $__________, subject to the following conditions:

           1. The Foundation will use the donation solely for charitable purposes, including community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation's Certificate of Incorporation.

           2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction will not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation's tax-exempt status.

           3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however, that if this Condition No. 3 is waived by the Office of Thrift Supervision pursuant to Office of Thrift Supervision Order No. ______, dated ___________, 1998 (a copy of which is attached hereto), then this Condition No. 3 shall become void and of no effect.

Dated:_________, 1998                     Bay State Bancorp, Inc.

                                          By:
                                             ---------------------------------
                                                John F. Murphy
                                                President and
                                                Chief Executive Officer